Confidential Treatment Requested by TIM Participações S.A.

[***] Indicates that text has been omitted which is the subject of a confidential treatment request.  This text has been separately filed with the Securities and Exchange Commission.

February 14, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Confidential Response Letter
TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-14491

Dear Mr. Spirgel:

We spoke by conference call on February 11, 2011 with Ms. Melissa Hauber and Mr. Carlos Pacho of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) regarding our letter to the Staff dated January 28, 2011, which responded to the comments of the Staff on the Annual Report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of TIM Participações S.A. (the “Company”, also referred to in this letter as “we”).

During the conference call, we were asked to provide you with certain additional information regarding (i) the taxable income projections we considered in determining the recoverability of our subsidiary TIM Celular S.A.’s tax loss carryforwards and (ii) the 2009 Form 20-F disclosures relating to these projections. To facilitate the Staff’s review, we have set out what we understand to be the additional information requests of the Staff in bold face text. Our response follows each request.

1.
Please provide details, on a year by year basis, regarding the drivers underlying the projections of taxable income considered in determining the recoverability of TIM Celular’s tax loss carryforwards.

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

TIM.2011.2.14.1

Confidential Treatment Requested by TIM Participações S.A.

[***] Indicates that text has been omitted which is the subject of a confidential treatment request.  This text has been separately filed with the Securities and Exchange Commission.

Response:

Our income projections used in determining the recoverability of our subsidiary TIM Celular’s tax loss carryforwards were derived from our 2010-2012 Industrial Plan, which we used to project results for a period of ten years (i.e. to 2019). We limited the projections to three years for the valuation allowance assessment because of the negative track record of accounting and taxable results from TIM Celular, and because of the uncertainties related to income projections beyond three years, which we believe do not meet the more likely than not criteria used in the determination of the valuation allowance.

In 2009, compared to 2008, TIM Celular did not experience growth in revenues and had a modest growth in profitability (EBITDA margin). Further, the Company lost approximately five hundred thousand clients from its average post-paid customer during 2009, and had a deterioration in its brand awareness and customers satisfaction. As a result, substantial efforts were made to turn around the Company (including the subsidiary TIM Celular) starting in the second half of 2009, in particular:

•	a substantial change in management (e.g. CEO, COO, CTO);
•	a re-launching of the strategy and positioning of TIM in the market;
•
new and innovative services and products (‘Infinity’, and  ‘Liberty’) which had their initial launch in 2009 and in 2010 began to have success in the market (see details of such products in Item 4, under the caption Mobile Service Rates and Plans in page 35 of Part I, of our 2009 Form 20-F).

This turnaround was an important ‘company specific’ element that represented a new starting point for TIM, justifying the three years projection approach in the tax asset recovery analysis considering that we did not know if the measures mentioned above would succeed, but represented a substantial limitation in the probability of its success in long term results in such a way that long term projections did not meet the more likely than not criteria.

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2.
Please tell us whether the 2009 Form 20-F discloses the uncertainties regarding future taxable income projections and their effect on calculation of the valuation allowance relating to deferred tax assets.

Response:

In the Form 20-F F-pages, we have disclosed the following information:

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

TIM.2011.2.14.2

Confidential Treatment Requested by TIM Participações S.A.

[***] Indicates that text has been omitted which is the subject of a confidential treatment request.  This text has been separately filed with the Securities and Exchange Commission.

•
We disclosed in the footnote 4 how the income tax and social contribution was computed, including the applicable income tax rate and the 30% limitation of loss carryforwards usage per year, as defined by the Brazilian tax rules. We have also disclosed that our financial statements were prepared considering the use of estimates, including the amount recognized as deferred income tax and social contribution;

•
In footnote 10, we disclosed the deferred tax asset computation basis, the valuation allowance amount and the expected recoverability of the total net deferred tax asset in the next three years (i.e. 2010, 2011, and 2012). This effectively discloses that we expect to recover  all our recorded  deferred taxes within three years;

•
In footnote 38, we disclosed additional information related to the deferred tax asset to demonstrate its computation based on US GAAP income, which has minimal differences in relation to the BR GAAP income.

In the Part I of our 2009 Form 20-F, Item 3 – Key Information (described on pages 11 to 22), we have disclosed the risks related to our business, including some of those we considered in the determination of the deferred tax valuation allowance determination (e.g. Brazilian economical risks; worldwide financing crisis since mid 2007; etc). Additionally, we have described our accounting policy related to deferred income tax and social contribution tax (including the valuation allowance estimation process) in Item 5, under the caption Critical Accounting Policies (described in page 55 of Part I, of our 2009 Form 20-F).

We believe that such disclosures (in both the primary financial statements prepared in accordance with BR GAAP and additional information for US GAAP purposes, and in Part I of the Form 20-F) comply with financial statement disclosures requirements.

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

TIM.2011.2.14.3

Confidential Treatment Requested by TIM Participações S.A.

[***] Indicates that text has been omitted which is the subject of a confidential treatment request.  This text has been separately filed with the Securities and Exchange Commission.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Nicholas Kronfeld (212-450-4950) of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Claudio Zezza
__________________________
Claudio Zezza
Chief Financial Officer

cc:           Nicholas Kronfeld
Davis Polk & Wardwell

Claudio Camargo
Ernst & Young Auditores Independentes S/S

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

TIM.2011.2.14.4